UNITED STATES SECURITIES AND EXCHANGE

COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2022

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Calle Azul 4,

28050 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F            X                          Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                             No             X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                             No             X

2Q22 Results July 29, 2022

2Q22 Results 2 Disclaimer This document is only provided for information purposes and does not constitute, nor should it be interpreted as, an offer to sell or exchange or acquire, or an invitation for offers to buy securities issued by any of the aforementioned companies. Any decision to buy or invest in securities in relation to a specific issue must be made solely and exclusively on the basis of the information set out in the pertinent prospectus filed by the company in relation to such specific issue. No one who becomes aware of the information contained in this report should regard it as definitive, because it is subject to changes and modifications. This document contains or may contain forward looking statements (in the usual meaning and within the meaning of the US Private Securities Litigation Reform Act of 1995) regarding intentions, expectations or projections of BBVA or of its management on the date thereof, that refer to or incorporate various assumptions and projections, including projections about the future earnings of the business. The statements contained herein are based on our current projections, but the actual results may be substantially modified in the future by various risks and other factors that may cause the results or final decisions to differ from such intentions, projections or estimates. These factors include, without limitation, (1) the market situation, macroeconomic factors, regulatory, political or government guidelines, (2) domestic and international stock market movements, exchange rates and interest rates, (3) competitive pressures, (4) technological changes, (5) alterations in the financial situation, creditworthiness or solvency of our customers, debtors or counterparts. These factors could cause or result in actual events differing from the information and intentions stated, projected or forecast in this document or in other past or future documents. BBVA does not undertake to publicly revise the contents of this or any other document, either if the events are not as described herein, or if such events lead to changes in the information contained in this document. This document may contain summarised information or information that has not been audited, and its recipients are invited to consult the documentation and public information filed by BBVA with stock market supervisory bodies, in particular, the prospectuses and periodical information filed with the Spanish Securities Exchange Commission (CNMV) and the Annual Report on Form 20-F and information on Form 6-K that are filed with the US Securities and Exchange Commission. Distribution of this document in other jurisdictions may be prohibited, and recipients into whose possession this document comes shall be solely responsible for informing themselves about, and observing any such restrictions. By accepting this document you agree to be bound by the foregoing restrictions.

BBVA reports another very strong quarter RECURRENT NET ATTRIBUTABLE PROFIT1 CET1 FULLY LOADED (CURRENT €M) (%) +45% +41.5% 1,877 12.45% MERLIN TRANSACTION 1,675 11.5-12.0% TARGET RANGE 1,294 1,326 REPORTED 8.60% SREP REQUIREMENT 2Q21 1Q22 2Q22 Jun-22 1 EPS (€) 0.18 0.19 0.28 NOTE: In the presentation, 2022 figures are under hyperinflation accounting in Turkey (1Q22 figures have been restated). (1) Net attributable profit and Earnings per Share (EPS) excluding non-recurring results (US business sold to PNC and net cost related to the restructuring process in 2Q21, and the negative impact of 201M€ due to the agreement reached with Merlin for the purchase of 662 branches in Spain in 2Q22). EPS calculated considering the average number of shares, taking into account the treasury stock and the executed share buyback. Strong and high-quality results

2Q22 Results 4 Improvement especially in South America and Mexico RECURRENT NET ATTRIBUTABLE PROFIT1 (BUSINESS AREAS CONTRIBUTION TO 2Q22 YOY GROWTH; CURRENT €M) +45% +55 1,877 +145 +414 -29 +54 -56 1,294 2Q21 Spain Mexico Turkey South Rest of Corporate 2Q22 America business Center NAP 2Q221 (€M) 409 1,043 137 255 47 -15 NAP growth1 (YoY) +15% +66% -29% +131% -38% n.s. (1) Net attributable profit excluding discontinued operations and non-recurring results (Current €M)

2Q22 Results 5 Outstanding shareholder value creation and strong profitability metrics TBV / SHARE + DIVIDENDS PROFITABILITY METRICS2 (€ / SHARE) (%) TBV / share Dividends / share ROTE +18.4% 14.8 8.5% 12.0 11.0 7.50 6.92 0.31 1 0.311 ROE 6.34 14.1 7.19 10.4 11.4 6.61 6M21 2021 6M22 Jun-21 Mar-22 Jun-22 (1) October 2021 dividend per share 0.08 € (gross) and April 2022 dividend per share 0.23 € (gross). (2) Profitability metrics excluding discontinued operations and non-recurring results .

2Q22 Results 6 2Q22 key messages EXCELLENT CORE REVENUES CORE REVENUES (NII+FEES) TOTAL LOAN GROWTH 1 EVOLUTION AND ACTIVITY GROWTH +30.0% VS. 2Q21 +12.6% VS. JUN 2021 LEADING EFFICIENCY WITH EFFICIENCY RATIO POSITIVE JAWS 43.9% 6M22 -149 BPS VS. 6M21 STRONG OPERATING INCOME OPERATING INCOME GROWTH 27. + 1% VS. 2Q21 SOLID UNDERLYING COST OF RISK (YTD) ASSET QUALITY TRENDS 0.81% 0.93% IN 20212 1.04% IN 20192 STRONG CAPITAL POSITION CET1 FL ABOVE OUR TARGET 12.45% ALL-TIME HIGHS IN STRATEGIC NEW CUSTOMERS ACQUIRED SUSTAINABLE FINANCING METRICS 5.3 MILLION IN 1H22 €112 BILLION SINCE 2018 NOTE: Variations in Constant €. (1) Performing loans under management excluding repos. (2) CoR excludes the US business sold to PNC for comparison purposes. We are on track to achieve our ambitious long-term goals

2Q22 Results 7

2Q22 Profit & Loss

BBVA Group (€M)	2Q22	Change 2Q22/2Q21 % constant	Change 2Q22/2Q21 %	Change 2Q22/1Q22 % constant	Change 2Q22/1Q22 %
Net Interest Income	4,602	32.9	31.3	14.6	16.5
Net Fees and Commissions	1,409	21.1	19.2	12.4	13.4
Net Trading Income	516	3.0	2.6	-9.3	-11.0
Other Income & Expenses	-432	n.s.	n.s.	n.s.	n.s.
Gross Income	**6,094**	**21.7**	**19.4**	**12.3**	**12.5**
Operating Expenses	-2,630	15.1	14.7	7.0	8.5
Operating Income	**3,464**	**27.1**	**23.3**	**16.6**	**15.8**
Impairment on Financial Assets	-704	3.3	7.2	-7.1	-4.5
Provisions and Other Gains and Losses	-67	n.s.	n.s.	n.s.	n.s.
Income Before Tax	**2,694**	**33.8**	**26.8**	**22.9**	**20.9**
Income Tax	-697	19.4	18.0	-21.7	-22.8
Non-controlling Interest	-120	-9.4	-49.8	n.s.	n.s.
Net Attributable Profit (ex non-recurring impacts)	**1,877**	**45.7**	**45.0**	**39.9**	**41.5**
Discontinued operations and non-recurring results[1]	-201	-65.6	-66.0	n.s.	n.s.
Net Attributable Profit (reported)	**1,675**	**139.3**	**138.9**	**24.9**	**26.3**

(1) Discontinued operations and non-recurring results include US business sold to PNC and net cost related to the restructuring process in 2Q21, and the negative impact of 201M€ due to the agreement reached with Merlin for the purchase of 662 branches in Spain in 2Q22.

2Q22 Results 8 6M22 Profit & Loss Change 6M22/6M21 BBVA Group (€M) 6M22 % constant % Net Interest Income 8,551 26.5 22.9 Net Fees and Commissions 2,650 17.8 14.5 Net Trading Income 1,095 5.5 1.0 Other Income & Expenses -787 n.s. n.s. Gross Income 11,509 15.8 12.2 Operating Expenses -5,054 12.0 9.9 Operating Income 6,456 19.0 14.0 Impairment on Financial Assets -1,441 -9.1 -8.8 Provisions and Other Gains and Losses -94 -57.1 -52.5 Income Before Tax 4,921 35.8 26.7 Income Tax -1,601 52.4 48.2 Non-controlling Interest -117 -60.5 -75.3 Net Attributable Profit (ex non-recurring impacts) 3,203 40.8 37.6 Discontinued operations and non-recurring -201 -48.4 -51.6 result Net Attributable Profit (reported) 3,001 59.3 57.1 (1) Discontinued operations and non-recurring results include US business sold to PNC and net cost related to the restructuring process in 6M21, and the negative impact of 201M€ due to the agreement reached with Merlin for the purchase of 662 branches in Spain in 6M22.

2Q22 Results 9 Excellent revenue growth driven by strong activity NET INTEREST INCOME1 NET FEES AND COMMISSIONS (CONSTANT €M) (CONSTANT €M) +32.9% +14.6% +21.1% NII growth driven by Fee Income strong activity and growth driven by 4,566 +12.4% customer spread strong 3,899 3,985 3,435 3,610 improvement transactional 1,402 1,158 1,169 1,248 1,248 business and activity, especially Payments 2Q21 3Q21 4Q21 1Q22 2Q22 2Q21 3Q21 4Q21 1Q22 2Q22 NET TRADING INCOME GROSS INCOME (CONSTANT €M) (CONSTANT € +21.7% +3.0% +12.3% NTI growth driven Strong quarterly -9.3% by the evolution of and year-over-year 6,087 Global Markets 5,362 5,422 performance 5,004 5,139 574 thanks to core 506 521 revenues growth 377 389 2Q21 3Q21 4Q21 1Q22 2Q22 2Q21 3Q21 4Q21 1Q22 2Q22 (1) CPI linkers accrual in Turkey is registered in “Net Interest Income” heading in 2021, and from 2022 is reclassified in “Other Operating Income and Expenses” heading.

2Q22 Results 10 Strong activity and customer spreads in a growing trend LOAN BOOK GROWTH1 (YOY % CONSTANT €) CUSTOMER SPREADS (%) BBVA GROUP 3.4% 3.6% 1.76% 1.75% 12.6% 1.7% 1.73% SPAIN 1.1% 1.72% 10.4% 1.71% -0.8% 5.9% Jun-21 Sep-21 Dec-21 Mar-22 Jun-22 2Q21 3Q21 4Q21 1Q22 2Q22 1.2% 13.3% 10.59% 8.9% 10.29% MEXICO 6.5% 10.16% 10.16% 0.1% 9.99% -1.7% -3.7% Jun-21 Sep-21 Dec-21 Mar-22 Jun-22 Jun-21 Sep-21 Dec-21 Mar-22 Jun-22 2Q21 3Q21 4Q21 1Q22 2Q22 (1) Performing loans under management excluding repos (Mexico according to local GAAP)

2Q22 Results 11 Positive jaws and leading efficiency POSITIVE JAWS AND COSTS EFFICIENCY RATIO GROWING BELOW INFLATION (COST-TO-INCOME; %; CONSTANT €) (6M22 YOY, %; CONSTANT €) RANKING EUROPEAN #1PEER GROUP2 FOOTPRINT INFLATION1 13.1% 12M AVERAGE 15.8% 12.0% 45.4 43.9 Gross Operating Income Expenses 6M21 6M22 (1) Weighted by operating expenses and excluding USA and Venezuela. (2) European Peer Group: BARC, BNPP, CASA, CMZ, CS, DB, HSBC, ISP, LBG, NWG, SAN, SG, UBS, UCG. Peers data as of 3M22.

2Q22 Results 12 Solid underlying asset quality trends, better than expected FINANCIAL ASSETS IMPAIRMENTS NPL (CONSTANT €M) (€BN) 772 747 15.7 15.4 15.6 15.5 672 629 694 14.9 2Q21 3Q21 4Q21 1Q22 2Q22 Jun-21 Sep-21 Dec-21 Mar-22 Jun-22 COST OF RISK NPL & COVERAGE RATIOS (%, YTD) (%) COVERAGE 77% 80% 76% 78% 1.00% 0.93% 75% 0.92% 0.81% 0.81% 4.2% NPL 4.0% 4.1% 3.9% 3.7% Jun-21 Sep-21 Dec-21 Mar-22 Jun-22 Jun-21 Sep-21 Dec-21 Mar-22 Jun-22 NOTE: 2021 Excludes the US business sold to PNC for comparison purposes.

2Q22 Results 13 Strong capital position above our target CET1 FULLY-LOADED (%, BPS) +59 bps +19 bps 12.70% -29 bps 12.59% -30 bps—26 bps 12.45% -18 bps 11.5-12.0% TARGET RANGE 8.60% SREP REQUIREMENT Mar-22 Hyperinflation Corp. Op: Pro-forma Recurrent Dividend RWAs Others3 Jun-22 accounting Garanti & Mar-22 results Accrual & (constant €) in Turkey 1 Merlin 2 AT1 Coupons Pre-announced impacts (1) Hyperinflation accounting in Turkey as of March 2022. (2) Includes the impacts from branches re-purchase agreement with Merlin (-7 bps) and acquisition of Garanti BBVA minority interests (-23 bps) already reported. (3) Includes, among others, market related impacts, minority interests and a positive impact in OCI equivalent to the Net Monetary Position value loss in hyperinflation economies registered in results.

2Q22 Results 14 Setting a new record in customer acquisition driven by digital, with strong engagement NEW CUSTOMER ACQUISITION1 (BBVA GROUP, MILLION; % ACQUISITION THROUGH DIGITAL CHANNELS) 5.3 4.1 3.6 3.4 CUSTOMER ENGAGEMENT 2.6 (% OF NEW CUSTOMERS CONVERTED TO TARGET CUSTOMERS2 IN 6 2.0 DIGITAL MONTHS) 55% 72% 6% 6M17 6M18 6M19 6M20 6M21 6M22 (1) Gross customer acquisition through own channels for retail segment. Excludes the US business sold to PNC for comparison purposes. (2) Target customers refers to those customers in which the bank wants to grow and retain, as they are considered valuable due to their assets, liabilities and/or transactionality with BBVA.

2Q22 Results 15 A unique digital transformation story: outstanding growth with a lean and efficient structure TARGET CUSTOMERS1 AND BRANCHES EVOLUTION (2016=100; % var. vs 2016) +92% SPAIN MEXICO Target Customers +22% Branches -6% -43% 2016 2017 2018 2019 2020 2021 Jun-22 2016 2017 2018 2019 2020 2021 Jun-22 +81% SOUTH AMERICA TURKEY +44% -12% -14% 2016 2017 2018 2019 2020 2021 Jun-22 2016 2017 2018 2019 2020 2021 Jun-22 (1) Target customers refers to those customers in which the bank wants to grow and retain, as they are considered valuable due to their assets, liabilities and/or transactionality with BBVA.

2Q22 Results 16 More than €100Bn in Sustainable Finance SUSTAINABLE FINANCING (€ BILLION) 200€BN 2025 GOAL Total financed 14€BN FINANCED 112€BN IN 2Q22 2Q 2018 2019 2020 2021 2022 2023 2024 2025 (1) According to the Dow Jones Sustainability Index 2021. Sharing #1 position in ranking. BBVA, top-ranked bank worldwide1

2Q22 Results 17 We are on the right path to achieve our ambitious long-term goals COST-TO-INCOME ROTE TBV/ SHARE + DIVIDENDS (%) (%, ANNUALIZED) (YOY %) 45.2 18.4 43.9 14.8 14.0 12.0 42.0 10.1 2021-24 CAGR: 9.0 2021 6M22 ... 2024 2021 6M22 ... 2024 2021 6M22 ... 2024 NEW TARGET CUSTOMERS1 SUSTAINABLE FINANCE (MILLION CUMULATIVE) (€ BILLION; CUMULATIVE SINCE 2018) 10.0 200 112 2.4 86 2021 6M22 ... 2024 2021 6M22 ... 2025 (1) Target customers refers to those customers in which the bank wants to grow and retain, as they are considered valuable due to their assets, liabilities and/or transactionality with BBVA. We remain committed to our 11.5%-12% CET1 target range

Business Areas

2Q22 Results 19

Spain

PROFIT & LOSS (€M)

	2Q22	Δ (%) vs 2Q21	Δ (%) vs 1Q22	6M22	Δ (%) vs 6M21
Net Interest Income	904	1.0	5.2	1,763	0.1
Net Fees and Commissions	574	3.9	7.1	1,110	4.6
Net Trading Income	98	37.2	-48.1	288	11.2
Other Income & Expenses	-171	45.7	n.s	-92	98.9
Gross Income	**1,405**	**0.3**	**-15.5**	**3,069**	**1.1**
Operating Expenses	-720	-3.9	1.0	-1,434	-4.8
Operating Income	**685**	**5.0**	**-27.9**	**1,635**	**6.9**
Impairment on Financial Assets	-104	-34.3	15.9	-193	-43.7
Provisions & other gains (losses)	-8	n.s.	n.s.	-27	-86.6
Income Before Tax	**573**	**19.9**	**-31.8**	**1,414**	**43.7**
Income Tax	-163	33.6	-31.8	-403	56.2
Net attributable profit (ex-non recurring impacts)	409	15.2	-31.9	1,010	39.2
Discontinued operations and non-recurring results	-201	n.s.	n.s.	-201	n.s.
Net attributable profit (reported)	208	-41.5	-65.4	808	11.5

ACTIVITY (JUN-22)



YoY
€Bn 173.3
+3.6%
Mortgages
68.6
-1.5%
Consumer + Credit Cards
15.8
+8.6%
Very small businesses
16.0
+3.8%
Other Commercial
21.6
+13.7%
Corporates + CIB
25.1
+9.6%
Public sector
15.0
-5.4%
Others
11.3
+13.2%
Lending[1]
€Bn 297.4
YoY
+3.0%
Demand Deposits
194.3
+10.3%
Time Deposits
16.3
-30.8%
Off-BS Funds
86.8
-2.4%
Cust. Funds[1]

Note: Activity excludes repos. (1) Performing loans under management and customer funds under management.

KEY RATIOS

Customer Spread (%)



Customer spread
1.76
1.71
1.74
Yield on loans
1.75
1.71
1.72
Cost of deposits
-0.01
0.00
0.03
2Q21
1Q22
2Q22

Asset Quality Ratios (%)



Coverage
64.3
61.4
61.5
NPL ratio
4.17
4.18
4.04
CoR (YtD)
0.41
0.17
0.20
2Q21
1Q22
2Q22

- **Sound loan growth** (+3.6% YoY) supported by new lending dynamism in the most profitable segments.
- **Strong pre-provision growth despite SRF contribution (+6.9% YoY),** levered by fees (+4.6% YoY) and broadly flat NII, supported by loan growth and the improving trend on loan yields.
- **Operating expenses** decreasing by 4.8% YoY. Efficiency ratio improving by -2.9 pp to 46.7%.
- Solid trends in **asset quality** with CoR standing at 20 bps.
- **Net Attributable Profit reaching 1,010 Mn€ in 1H22** (+39.2% YoY). 808 Mn€ after the repurchase of the branches under sale & leaseback agreement.

2Q22 Results 20

Mexico

PROFIT & LOSS (Constant €M)

	2Q22	Δ Constant (%) vs 2Q21	Δ Constant (%) vs 1Q22	6M22	Δ Current (%) vs 6M21	Δ Constant vs 6M21 (%)
Net Interest Income	1,872	22.4	3.3	3,684	32.9	21.1
Net Fees and Commissions	388	19.1	9.1	744	28.0	16.6
Net Trading Income	132	26.3	38.3	227	37.8	25.6
Other Income & Expenses	166	n.s.	150.9	232	165.7	142.1
Gross Income	**2,558**	**27.5**	**9.8**	**4,887**	**35.6**	**23.5**
Operating Expenses	-786	11.0	0.2	-1,571	22.9	11.9
Operating Income	**1,772**	**36.4**	**14.7**	**3,316**	**42.6**	**29.9**
Impairment on Financial Assets	-371	20.9	-14.6	-805	8.6	-1.0
Provisions & other gains (losses)	-8	n.s.	n.s.	-9	n.s.	n.s.
Income Before Tax	**1,393**	**39.4**	**25.7**	**2,502**	**57.0**	**43.1**
Income Tax	-379	21.1	25.5	-681	43.5	30.8
Net Attributable Profit	**1,014**	**47.7**	**25.8**	**1,821**	**62.8**	**48.3**

ACTIVITY (JUN-22)
(Constant €)


YoY
€Bn 67.1
+13.3%
Mortgages
13.8
+12.0%
Consumer
9.6
+11.7%
Credit Cards
6.0
+18.1%
SMEs
4.2
+17.9%
Other Commercial
27.9
+15.0%
Public sector
5.6
+3.4%
Lending[1]
YoY
€Bn 109.1
+10.2%
Demand Deposits
61.0
+13.3%
Time Deposits
11.2
+6.1%
Off-BS Funds
36.9
+6.6%
Cust. Funds[1]

(1) Performing loans and Cust. Funds under management excluding repos, according to local GAAP.

KEY RATIOS

Customer Spread (%)


Yield on loans
10.91
11.48
11.99
Customer spread
9.99
10.29
10.59
Cost of deposits
0.92
1.19
1.40
2Q21
1Q22
2Q22

Asset Quality Ratios (%)


Coverage
117.8
115.3
118.9
NPL ratio
3.05
2.96
2.81
CoR (YtD)
2.83
2.84
2.57
2Q21
1Q22
2Q22

- **Strong loan growth** with positive dynamics in both retail (+13.6% YoY) and wholesale segments (+12.9% YoY).
- **Outstanding performance of core revenues** (+20.4% YoY), driven by activity growth, continuous customer spread improvement and positive evolution of fees.
- **Positive jaws** with efficiency improving to 32.2% (-3.3 pp YoY).
- **Positive trends in asset quality indicators. CoR improves** to 257 bps.

2Q22 Results 21

Turkey

PROFIT & LOSS (Constant €M)

	2Q22	Δ Constant (%) vs 1Q22	Δ Current (%) vs 1Q22	6M22
Net Interest Income	696	49.0	34.2	1,163
Net Fees and Commissions	170	35.8	21.8	295
Net Trading Income	231	40.3	25.9	395
Other Income & Expenses	-175	-48.0	-30.4	-511
Of which:				
Net Monetary Position (NMP) loss	*-806*	*-8.4*	*-8.4*	*-1,686*
CPI linkers revenues	*602*	*13.6*	*1.1*	*1,132*
Gross Income	**922**	**119.2**	**66.7**	**1,342**
Operating Expenses	-274	21.7	8.9	-500
Operating Income	**647**	**n.s.**	**119**	**842**
Impairment on Financial Assets	-81	-9.7	-21.3	-171
Provisions & other gains (losses)	-23	122.3	114.4	-34
Income Before Tax	**543**	**n.s.**	**204.8**	**637**
Income Tax	-344	18.0	6.0	-636
Non-controlling Interest	-39	n.s.	n.s.	60
Net Attributable Profit	**160**	**n.s.**	**n.s.**	**62**

ACTIVITY (JUN-22)
(Constant €; Bank Only)



€Bn
YoY[1]
FC
9.9
-12.3%
TL
+54.1%
Commercial
10.2
+62.9%
Retail
10.4
+46.3%
Lending[2]
€Bn
YoY[1]
FC
-3.3%
Time
7.4
-25.4%
Demand
14.2
+14.4%
TL
+61.3%
Time
11.0
+58.9%
Demand
4.3
+68.0%
Deposits[2]

(1) FC evolution excluding FX impact.
(2) Performing loans and deposits under management, excluding repos, according to local GAAP.

KEY RATIOS

Customer Spread (%)



4.70
4.99
5.71
FC
2.88
5.22
6.65
TL
2Q21
1Q22
2Q22

Asset Quality Ratios (%)



Coverage
69.2
74.8
82.6
NPL ratio
7.33
6.70
5.92
CoR (YtD)
0.97
0.99
0.88
2Q21
1Q22
2Q22

- **NII growth** in the quarter driven by TL loan growth and higher customer spread.
- **Higher fees** across the board, especially payment services.
- **Strong NTI** mainly driven by FX results.
- **Other Income & Expenses:** Lower hyperinflation adjustment vs 1Q22[3] and flat contribution from the CPI linkers portfolio in current €.
- **Sound asset quality:** CoR and NPL ratio improving YTD thanks to strong recoveries.

(3) Lower loss from the NMP in 2Q22 (-8.4% QoQ). Note that the quarterly inflation rate has decreased to 15.9% in 2Q22 vs 22.8% in 1Q22.

2Q22 Results 22

South America

NET ATTRIBUTABLE PROFIT (Constant €M)

	2Q22	Δ Constant (%) vs 2Q21	Δ Constant (%) vs 1Q21	6M22	Δ Current (%) vs 6M21	Δ Constant vs 6M21(%)
Colombia	78	33.2	9.7	149	44.1	41.2
Peru	65	125.1	22.5	117	122.4	104.2
Argentina	86	n.s.	n.s.	101	n.s.	n.s.
Other[1]	27	34.8	37.4	46	12.0	9.8
South America	**256**	**132.3**	**62.3**	**413**	**96.3**	**102.1**

Note: Venezuela in current €m

(1) Other includes BBVA Forum, Venezuela, Uruguay and Bolivia.

ACTIVITY (JUN-22) (Constant €)



YoY
€Bn 40.2
+12.1%
Colombia
14.6
+22.9%
Peru
17.6
-2.9%
Argentina
4.0
+65.3%
Other
4.0
+16.0%
Lending[1]
YoY
€Bn 60.8
+11.8%
Colombia
17.6
+25.7%
Peru
17.6
-8.0%
Argentina
9.5
+61.7%
Other
16.2
+4.9%
Cust. Funds[1]

Note: Activity excludes repos. (1) Performing loans under management and customer funds under management.

KEY RATIOS



Customer Spread (%)
Cost of risk (YTD, %)
6.30
6.13
5.76
2.27
1.62
1.54
4.91
5.33
5.72
1.85
0.73
0.84
12.21
14.75
13.67
2.76
2.04
2.15
2Q21
1Q22
2Q22
2Q21
1Q22
2Q22

- **Colombia:** Strong loan growth (+22.9% YoY) in both retail and commercial segments. Strong NAP supported by gross income growth (+17.8 YoY) and lower impairments (-20% YoY). Positive jaws, efficiency improving to 34.8% (-1.3 pp YoY).
- **Peru:** Loan growth affected by maturities of the government support program Covid loans. Positive dynamics in the retail segments growing (+11.2% YoY). Solid NAP (117 Mn.€ 1H22), driven by core revenues growth (+20.1%), supported by more profitable lending and higher activity based fees, and lower impairments.
- **Argentina:** Sound NAP (101Mn€ in 6M22) supported by positive evolution of core revenues and extraordinary credit from the regularization of tax deferrals.

2Q22 Takeaways

2Q22 Results 24 2Q22 takeaways BBVA delivered another very strong quarter Excellent core revenue evolution mainly driven by strong activity growth Outstanding value creation for our shareholders Significant progress in the execution of our strategy: digitalization, innovation and sustainability On track to achieve our ambitious long-term goals

Annex 01 Net Attributable Profit evolution 07 CET1 Sensitivity to market impacts 02 Gross Income breakdown 08 CET1 YTD evolution & RWAs by business Area 03 P&L Accounts by business unit 09 Book Value of the main subsidiaries 04 Customer spread by country 10 TBV per share & dividends evolution 05 Stages breakdown by business areas 11 Garanti BBVA: wholesale funding 06 ALCO Portfolio, NII Sensitivity and LCRs 12 Digital metrics & NSFRs

01 Net Attributable Profit evolution

2Q22 Results 27 Net Attributable Profit evolution RECURRENT NET ATTRIBUTABLE PROFIT1 (BUSINESS AREAS CONTRIBUTION TO 6M22 GROWTH; CURRENT €M) +38% +702 +40 3,203 +203 +285 -32 -322 2,327 6M21 Spain Mexico Turkey South Rest of Corporate 6M22 America business Center NAP 6M221 (€M) 1,010 1,821 62 413 128 -230 NAP growth1 (YoY) +39% +63% -84% +96% -20% -15% (1) Net attributable profit excluding discontinued operations and non-recurring results (Current €M)

02 Gross Income breakdown

2Q22 Results 29 Gross Income breakdown 6M22 Spain 3,069€M Rest of business 384 €M 3% 26% 12% South America Turkey 1,975 €M 17% 1,342 €M 42% Mexico 4,887 €M Note: Figures exclude Corporate Center.

03 P&L Accounts by business unit Rest of Business Corporate Center Turkey (hyperinflation adjustment) Argentina (hyperinflation adjustment) Colombia Peru

2Q22 Results 31 Rest of Business Profit & Loss €M Î” (%) Î” (%) 2Q22 vs 2Q21 vs 1Q22 6M22 vs 6M21 Net Interest Income 80 17.5 6.3 155 10.0 Net Fees and Commissions 65 7.4 16.7 122 -8.0 Net Trading Income 35 -35.2 -48.3 103 -22.2 Other Income & Expenses 1 -85.1 -53.6 4 -77.1 Gross Income 182 -5.0 -10.0 384 -9.1 Operating Expenses -119 5.6 3.5 -234 2.5 Operating Income 63 -20.1 -27.8 150 -22.8 Impairment on Financial Assets -8 n.s. n.s. 0 n.s. Provisions & other gains (losses) 3 -68.2 -74.1 12 n.s. Income Before Tax 58 -42.2 -44.4 162 -20.9 Income Tax -11 -54.4 -51.2 -34 -24.9 Net Attributable Profit 47 -38.2 -42.5 128 -19.8

2Q22 Results 32 Corporate Center Profit & Loss €M Î” (%) Î” (%) 2Q22 vs 2Q21 vs 1Q22 6M22 vs 6M21 Net Interest Income -26 -30.5 -29.3 -64 -22.0 Net Fees and Commissions -16 -20.4 n.s. -20 -12.5 Net Trading Income -83 n.s. 116.6 -121 n.s. Other Income & Expenses 58 -43.2 n.s. 58 -30.2 Gross Income -68 n.s. -14.5 -147 n.s. Operating Expenses -205 4.4 9.3 -392 -0.3 Operating Income -272 n.s. 2.2 -539 118.5 Impairment on Financial Assets 0 33.2 -61.5 1 n.s. Provisions & other gains (losses) -5 -80.5 n.s. 5 n.s. Income Before Tax -278 n.s. 8.8 -533 100.7 Income Tax 248 n.s. n.s. 294 n.s. Non-controlling interest 14 n.s. n.s. 8 n.s. Net Attributable Profit (ex non-recurring impacts) -15 -78.6 -93.0 -230 -14.8 Corporate operations 1—n.s. n.s.—n.s. Net Attributable Profit (reported) -15 -97.7 -93.0 -230 -66.4 (1) Includes the results from US business sold to PNC in 2021 and the net cost related to the restructuring process.

2Q22 Results 33 Turkey hyperinflation adjustment PROFIT & LOSS1 €M 6M22 Hyperinflation 6M22 (reported) adjustment 2 Ex. Hyperinflation Net Interest Income 1,163 110 1,053 Net Fees and Commissions 295 29 266 Net Trading Income 395 38 357 Other Income & Expenses -511 -1,680 1,169 Gross Income 1,342 -1,503 2,845 Operating Expenses -500 -67 -433 Operating Income 842 -1,570 2,412 Impairment on Financial Assets (net) -171 -19 -152 Provisions (net) and other gains (losses) -34 -13 -21 Income Before Tax 637 -1,602 2,239 Income Tax -636 -98 -537 Non Controlling Interest 60 735 -675 Net Attributable Profit 62 -965 1,027 (1) All figures calculated according to end of period FX (2) Includes (i) the NMP position loss in the Other Income heading (ii) re-expression of all P&L headings according to the inflation rate until end of period, (iii) amortization expenses after the non monetary assets revaluation.

2Q22 Results 34 Argentina hyperinflation adjustment PROFIT & LOSS1 €M 6M22 Hyperinflation 6M22 (reported) adjustment 2 Ex. Hyperinflation Net Interest Income 781 83 698 Net Fees and Commissions 146 13 133 Net Trading Income 66 11 55 Other Income & Expenses -448 -360 -88 Gross Income 545 -253 798 Operating Expenses -362 -55 -307 Operating Income 183 -309 491 Impairment on Financial Assets (net) -64 -9 -56 Provisions (net) and other gains (losses) -18 -1 -16 Income Before Tax 101 -318 419 Income Tax 45 184 -139 Non Controlling Interest -45 45 -90 Net Attributable Profit 101 -89 190 (1) All figures calculated according to end of period FX (2) Includes (i) the NMP position loss in the Other Income & Expenses heading (ii) re-expression of all P&L headings according to the inflation rate until end of period, (iii) amortization expenses after the non monetary assets revaluation.

2Q22 Results 35 Colombia Profit & Loss €M CONSTANT Î” (%) Î” (%) 2Q22 vs 2Q21 vs 1Q22 6M22 vs 6M21 Net Interest Income 224 14.6 2.8 442 11.5 Net Fees and Commissions 26 15.7 1.8 52 17.7 Net Trading Income 27 21.3 8.1 51 75.2 Other Income & Expenses -4 -52.7 19.5 -8 -41.2 Gross Income 273 18.1 3.0 537 17.8 Operating Expenses -96 16.9 6.2 -187 13.6 Operating Income 176 18.7 1.3 350 20.1 Impairment on Financial Assets -53 -23.2 -6.0 -110 -20.0 Provisions & other gains (losses) -3 n.s. 99.4 -5 33.6 Income Before Tax 119 44.7 3.5 235 56.8 Income Tax -39 79.9 -6.0 -81 101.7 Non-controlling interest -2 2.1 -11.0 -5 19.9 Net Attributable Profit 78 33.2 9.7 149 41.2

2Q22 Results 36 Peru Profit & Loss €M CONSTANT Î” (%) Î” (%) 2Q22 vs 2Q21 vs 1Q22 6M22 vs 6M21 Net Interest Income 255 29.2 12.9 480 22.6 Net Fees and Commissions 73 12.1 11.7 139 12.0 Net Trading Income 40 -34.2 17.2 75 -23.4 Other Income & Expenses -9 -24.4 -2.4 -17 -15.1 Gross Income 360 15.2 13.6 677 14.1 Operating Expenses -127 11.7 3.1 -250 12.0 Operating Income 233 17.2 20.2 427 15.4 Impairment on Financial Assets -42 -52.7 33.0 -74 -53.8 Provisions & other gains (losses) -8 -39.9 -13.3 -17 -14.8 Income Before Tax 182 90.9 19.6 335 77.6 Income Tax -49 50.6 28.6 -88 42.5 Non-controlling interest -68 100.8 11.4 -130 86.6 Net Attributable Profit 65 125.1 22.5 117 104.2

04 Customer Spread by country

2Q22 Results 38 Customer spreads: quarterly evolution AVERAGE 2Q21 3Q21 4Q21 1Q22 2Q22 2Q21 3Q21 4Q21 1Q22 2Q22 Spain 1.76% 1.75% 1.73% 1.71% 1.72% Turkey TL 2.88% 3.43% 4.89% 5.22% 6.65% Yield on Loans 1.75% 1.74% 1.73% 1.71% 1.74% Yield on Loans 15.56% 16.26% 16.48% 17.75% 18.60% Cost of Deposits 0.01% 0.01% 0.00% 0.00% -0.03% Cost of Deposits -12.68% -12.83% -11.59% -12.53% -11.95% Mexico MXN 11.00% 11.17% 11.23% 11.37% 11.63% Turkey FC1 4.70% 4.66% 4.65% 4.99% 5.71% Yield on Loans 12.11% 12.31% 12.49% 12.79% 13.31% Yield on Loans 5.04% 4.89% 4.87% 5.19% 6.02% Cost of Deposits -1.10% -1.15% -1.26% -1.42% -1.67% Cost of Deposits -0.34% -0.24% -0.21% -0.20% -0.30% Mexico FC1 2.96% 2.93% 2.88% 2.94% 3.34% Argentina 12.21% 12.73% 14.67% 14.75% 13.67% Yield on Loans 2.98% 2.95% 2.90% 2.96% 3.38% Yield on Loans 25.45% 26.46% 27.44% 29.74% 33.13% Cost of Deposits -0.02% -0.02% -0.02% -0.02% -0.05% Cost of Deposits -13.25% -13.73% -12.77% -14.99% -19.46% Colombia 6.30% 6.21% 6.12% 6.13% 5.76% Yield on Loans 8.72% 8.63% 8.57% 8.90% 9.63% Cost of Deposits -2.42% -2.41% -2.45% -2.77% -3.87% Peru 4.91% 5.22% 5.41% 5.33% 5.72% Yield on Loans 5.17% 5.46% 5.66% 5.71% 6.48% Cost of Deposits -0.25% -0.24% -0.26% -0.38% -0.76% (1) Foreign currency

2Q22 Results 39 Customer spreads: YoY evolution AVERAGE 6M21 6M22 6M21 6M22 Spain 1.76% 1.71% Turkey TL 2.70% 6.01% Yield on Loans 1.76% 1.73% Yield on Loans 14.95% 18.22% Cost of Deposits 0.00% -0.02% Cost of Deposits -12.24% -12.21% Mexico MXN 11.00% 11.51% Turkey FC1 4.66% 5.38% Yield on Loans 12.15% 13.06% Yield on Loans 5.03% 5.63% Cost of Deposits -1.15% -1.55% Cost of Deposits -0.37% -0.25% Mexico FC1 2.97% 3.14% Argentina 13.76% 14.18% Yield on Loans 3.00% 3.18% Yield on Loans 26.34% 31.59% Cost of Deposits -0.02% -0.03% Cost of Deposits -12.58% -17.41% Colombia 6.41% 5.93% Yield on Loans 8.90% 9.28% Cost of Deposits -2.49% -3.34% Peru 4.98% 5.52% Yield on Loans 5.27% 6.10% Cost of Deposits -0.29% -0.57% (1) Foreign currency

05 Stages breakdown by business areas

2Q22 Results 41 Stages breakdown by business area CREDIT RISK BREAKDOWN BY BUSINESS AREA (JUN-22, €M) BBVA Gross Accumulated Gross Accumulated Gross Accumulated SPAIN MEXICO GROUP Exposure impairments Exposure impairments Exposure impairments Stage 1 361,721 2,264 Stage 1 178,843 591 Stage 1 65,636 953 Stage 2 36,906 2,041 Stage 2 20,339 763 Stage 2 4,938 449 Stage 3 15,501 7,855 Stage 3 8,378 3,797 Stage 3 2,041 1,025 Gross Accumulated SOUTH Gross Accumulated TURKEY Exposure impairments AMERICA Exposure impairments Stage 1 41,159 348 Stage 1 40,660 347 Stage 2 4,346 361 Stage 2 4,485 380 Stage 3 2,863 1,656 Stage 3 1,960 1,232 Gross Accumulated Gross Accumulated Gross Accumulated COLOMBIA PERU ARGENTINA Exposure impairments Exposure impairments Exposure impairments Stage 1 14,019 107 Stage 1 18,845 181 Stage 1 3,849 31 Stage 2 1,468 154 Stage 2 2,414 171 Stage 2 338 22 Stage 3 703 485 Stage 3 1,111 641 Stage 3 58 47

06 ALCO Portfolio, NII Sensitivity and LCRs & NSFRs

2Q22 Results 43 ALCO portfolio ALCO PORTFOLIO BREAKDOWN BY REGION (€ BN) Amort Cost Fair Value (HTC) (HTC&S) 48.7 52.0 54.3 Jun-22 (€BN) (€BN) (duration) 6.0 6.6 South America 4.1 South America 0.2 6.4 1.0 years 10.5 10.8 Mexico 9.8 Mexico 2.7 8.1 3.0 years 6.6 6.7 7.3 Turkey Turkey 4.1 3.2 4.3 years Euro 14.9 14.7 4.6 years 28.2 28.8 29.6 Spain 11.6 6.1 Euro1 Italy 3.2 5.0 Rest 0.1 3.6 Jun-21 Mar-22 Jun-22 (1) Figures exclude SAREB senior bonds (€4.5bn as of Jun-21 and Mar-22, and €4.3 as of Jun-22) and High Quality Liquid Assets portfolios (€21.4bn as ofJun-21, €11.1bn as of Mar-22 and €10.1bn as of Jun-22) . EURO ALCO PORTFOLIO MATURITY PROFILE EURO ALCO YIELD HQLA2 PORTFOLIO (€ BN) (JUN-22, %) (JUN-22, €) 23.4 1.7% 10.1 bn 2.4 0.8 3.0 2022 2023 2024 >=2025 (2) Note: HQLA – High Quality Liquid Assets

2Q22 Results 44 NII sensitivity to interest rates movements ESTIMATED IMPACT ON NII IN THE NEXT 12 MONTHS TO PARALLEL INTEREST RATE MOVEMENTS (TO +100 BPS INTEREST RATES INCREASE) +15-20% +3.9% EURO BALANCE MEXICO SHEET NII sensitivities to parallel interest rates movements calculated as moving averages of the last 12 months’ balance sheets as of May’22, using our dynamic internal model. Mexico NII sensitivity for +100bps breakdown: MXN sensitivity c.+2.6%; USD sensitivity +1.3%.

2Q22 Results 45 Liquidity and funding ratios BBVA GROUP AND SUBSIDIARIES LCR & NSFR (JUN-22) LCR NSFR 134% Euro 2 200% 125% Mexico 226% 138% Turkey 248% 164% S. America All countries >100% >100% (1) LCR of 170% does not consider the excess liquidity of the subsidiaries outside the Eurozone. If these liquid assets are considered the ratio would reach 220%. (2) BBVA, S.A. liquidity management perimeter: Spain + foreign branches. Both LCR and NSFR significantly above the 100% requirements at a Group level and in all banking subsidiaries

07 CET1 Sensitivity to market impacts

2Q22 Results 47 CET1 Sensitivity to Market impacts1 TO A 10% CURRENCY DEPRECIATION TO A 10% DECLINE IN TELEFONICA’S (JUN-22) SHARE PRICE (JUN-22) MXN -3bps -4 bps TRY -3bps TO +100 BPS MOVEMENT IN THE SPANISH SOVEREIGN BOND (JUN-22) USD +18bps -14 bps (1) CET1 sensitivity considering the FL capital ratio as of Jun 30th,2022.

08 CET1 YTD evolution & RWAs by business area

2Q22 Results 49 Capital YTD Evolution CET1 FULLY-LOADED – BBVA GROUP YTD EVOLUTION (%, BPS) +102 bps 12.75% +4 bps 12.83% -54 bps 12.45% -44 bps -38bps Dec-21 Results Dividend RWAs activity Others (1) Jun-22 Corp. Ops: Garanti, Jun-22 Accrual & (constant €) (excl. Corporate Neon and Merlin AT1 Coupons Operations) (1) Includes, among others, minority interests, market related impacts and the credit in OCIs that offsets the debit in P&L due to hyperinflation accounting.

2Q22 Results 50 Risk-Weighted Assets by business area Fully-Loaded RWAs Breakdown by business area (€m) Jun-21 Mar-22 Jun-22 Spain 111,975 109,623 109,821 Mexico 62,396 67,626 73,869 Turkey 53,554 49,589 51,055 South America 39,113 46,330 49,641 Argentina 5,548 6,767 7,344 Chile 1,700 1,888 1,939 Colombia 12,951 15,853 16,834 Peru 16,469 19,004 20,344 Others 2,444 2,819 3,180 Rest of business 28,369 31,607 34,389 Corporate Center 10,136 11,354 11,814 BBVA Group 305,543 316,131 330,589

09 Book Value of the main subsidiaries

2Q22 Results 52 Book Value of the main subsidiaries(1,2) € BN; JUN-22 Mexico 15.6 Turkey 6.3 Colombia 1.5 Argentina 1.3 Peru 1.2 Chile 0.3 Venezuela 0.1 (1) Includes the initial investment + BBVA’s undistributed results + FX impact + other valuation adjustments. The Goodwill associated to each subsidiary has been deducted from its Book Value (2) Turkey includes the Garanti Group

10 TBV per share & dividends evolution

2Q22 Results 54 Shareholders’ return: TBV per share & dividends evolution TBV PER SHARE & DIVIDENDS (€ PER SHARE) TBV Dividends +18.4% 7.50 6.92 1 6.49 6.60 0.31 6.34 1 1 0.08 0.31 0.08 1 7.19 6.52 6.61 6.41 Jun-21 Sep-21 Dec-21 Mar-22 Jun-22 (after implementation of IAS29 in Turkey) (1) October 2021 dividend per share (0.08€) and April 2022 dividend per share (0.23€)

11 Garanti BBVA: wholesale funding

2Q22 Results 56

Turkey – Liquidity & funding sources

SOLID LIQUIDITY POSITION:

Total LTD ratio is at 81.3%, decreasing by -0.8 p.p in 2Q22.

Foreign currency performing loans decreased by USD 0.8 Bn (on a quarterly basis) to c. USD 10.5 Bn in 2Q22.

Liquidity ratios above requirements: Liquidity Coverage Ratio (EBA) of 248% vs ≥100% required in 2Q22.

LIMITED EXTERNAL WHOLESALE FUNDING NEEDS:

USD 6.5 Bn

FC LIQUIDITY BUFFERS

- Short Term Swaps
- Unencumbered FC securities
- FC Reserves under ROM[1]
- Money Market Placements

c. USD 9.6 Bn FC liquidity buffer

EXTERNAL WHOLESALE FUNDING MATURITIES[2]

(USD BN)


Total 12M:
USD 3.3 bn
0.9
1.1
0.6
0.7
3.2
3Q22
4Q22
1Q23
2Q23
>2Q23
Covered Bond
Subdebt
Syndication
Securitisation
Eurobond
Other[3]

USD 6.5 Bn total maturities

Note 1: All figures are Bank-only, as of Jun. 2022
Note 2: Total Liquidity Buffer is at c. USD 7.6 Bn
(1) ROM: Reserve Option Mechanism

(2) Includes TRY covered bonds and excludes on balance sheet IRS transactions
(3) Other includes mainly bilateral loans, secured finance and other ST funding

Ample liquidity buffers and limited wholesale funding maturities

12 Digital metrics Digital & mobile customers Digital sales

2Q22 Results 58 Outstanding trends in digital and mobile clients DIGITAL CLIENTS MOBILE CUSTOMERS (MILLION CUSTOMERS, %) (MILLION CUSTOMERS, %) +38% +42% 43.5 45.5 36.3 38.5 30.6 33.2 Jun-20 Jun-21 Jun-22 Jun-20 Jun-21 Jun-22 CUSTOMER PENETRATION RATE CUSTOMER PENETRATION RATE 60.6% 65.7% 71.4% 56.0% 61.9% 68.3% Note: data excludes USA, Paraguay and Chile.

2Q22 Results 59 Leveraging digital capabilities to grow sales through digital channels (% OF TOTAL SALES YTD, # OF TRANSACTIONS AND PRV1) GROUP SPAIN MEXICO 70.8 76.7 73.5 67.9 74.3 66.5 63.1 61.8 UNIDS. 58.2 67.4 PRV 60.2 49.9 53.5 57.3 51.7 47.6 46.9 43.2 Jun-20 Jun-21 Jun-22 Jun-20 Jun-21 Jun-22 Jun’20 Jun’21 Jun’22 TURKEY COLOMBIA PERU 80.6 83.1 85.9 89.6 87.0 86.7 57.3 57.0 65.6 57.0 56.4 53.7 52.3 50.9 44.9 37.4 33.9 35.8 Jun-20 Jun-21 Jun-22 Jun-20 Jun-21 Jun-22 Jun-20 Jun-21 Jun-22 Note: Group excludes USA, Venezuela, Chile, Paraguay. (1) Product Relative Value as a proxy of lifetime economic representation of units sold.

BBVA

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.
Date: July 29, 2022
	By:	/s/ María Ángeles Peláez Morón

Name: María Ángeles Peláez Morón
Title: Authorized representative